Issued by: BHP Billiton Plc

To:

Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 28 November 2002

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7747 3976

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC dated 27 November 2002 relating to major interests in shares of BHP Billiton Plc as at 26 November 2002:

"Notification of the Holdings under Part VI of the Companies Act 1985, as amended (the "Companies Act") on the Disclosure of Interest in Shares

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") are hereby notifying you of certain holdings of its clients pursuant to the above legislation. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

As of November 26, 2002 clients of Putnam hold beneficial interests in 78,952,885 BHP Billiton Plc shares. The shares are held by Putnam's clients for investment purposes only."